CM




RECEIVED
FEB 27 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02003668

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
~~8-030262~~
8-44817

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

FV 3-4-02

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RAE Securities, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1120 20th Street, NW, Suite 725
(No. and Street)

Washington, DC 20036
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert A. Ernst (202) 333-5560
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Aronson & Company
(Name — *if individual, state last, first, middle name*)

700 King Farm Boulevard, 3rd Floor, Rockville, MD 20850
(Address) (City) (State) Zip Code)

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

P

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, Robert A. Ernst, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RAE Securities, Inc., as of December 31, XX 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

PRESIDENT

Title

Notary Public

CHANG HO CHOI, NOTARY PUBLIC
DISTRICT OF COLUMBIA
COMMISSION EXPIRES: 6/14/2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# RAE SECURITIES, INC.

## AUDITED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

## YEARS ENDED DECEMBER 31, 2001 AND 2000



Aronson & Company
www.aronsoncompany.com

## Table of Contents

700 King Farm Boulevard, Suite 300
Rockville, Maryland 20850
Phone 301.231.6200
Fax 301.231.7630



Aronson & Company
www.aronsoncompany.com

**Independent Auditor's Report**

Board of Directors
**RAE Securities, Inc.**
Washington, DC

We have audited the accompanying Statements of Financial Condition of **RAE Securities, Inc.** (An S Corporation) as of December 31, 2001 and 2000, and the related Statements of Loss, Stockholder's Equity and Cash Flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **RAE Securities, Inc.**, as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 7 to 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Rockville, Maryland
January 28, 2002




mri

| *December 31,* | | **2001** | | 2000 |
|---|---|---|---|---|
| **Assets** | | | | |
| Cash | **$** | **13,704** | $ | 13,799 |
| Prepaid expenses | | **535** | | 515 |
| **Total assets** | **$** | **14,239** | $ | 14,314 |
| **Liabilities and Stockholder's Equity** | | | | |
| **Liabilities** | | | | |
| Accrued income taxes payable | **$** | **100** | $ | 100 |
| **Stockholder's equity** | | | | |
| Common stock, no par value; 1,500 shares authorized, 100 shares issued and outstanding | | **74,268** | | 67,918 |
| Accumulated deficit | | **(60,129)** | | (53,704) |
| **Total stockholder's equity** | | **14,139** | | 14,214 |
| **Liabilities and stockholder's equity** | **$** | **14,239** | $ | 14,314 |

The accompanying Notes to Financial Statements are an integral part of these financial statements.

| *Years Ended December 31,* | **2001** | 2000 |
|---|---|---|
| **Revenues** | | |
| Interest and dividends | **$ 231** | $ 282 |
| Consulting | **1,500** | - |
| **Total revenues** | **1,731** | 282 |
| **Expenses** | | |
| Regulatory fees and expenses | **2,898** | 1,787 |
| Bank fees | **21** | 13 |
| Fidelity bond premium | **362** | 283 |
| Professional fees | **4,875** | 4,000 |
| **Total** | **8,156** | 6,083 |
| **Net loss** | **$ (6,425)** | $ (5,801) |

The accompanying Notes to Financial Statements are an integral part of these financial statements.

## RAE Securities, Inc.

### Statements of Stockholder's Equity

| *Years Ended December 31, 2001 and 2000* | Common Stock | Accumulated (Deficit) | Total Stockholder's Equity |
|---|---|---|---|
| **Balance, January 1, 2000** | $ 61,118 | $ (47,903) | $ 13,215 |
| **Net loss** | - | (5,801) | (5,801) |
| **Cash contribution by the sole stockholder** | 6,800 | - | 6,800 |
| **Balance, December 31, 2000** | 67,918 | (53,704) | 14,214 |
| **Net loss** | - | (6,425) | (6,425) |
| **Cash contribution by the sole stockholder** | 6,350 | - | 6,350 |
| **Balance, December 31, 2001** | $ 74,268 | $ (60,129) | $ 14,139 |

The accompanying Notes to Financial Statements are an integral part of these financial statements.

RAE Securities, Inc.

## Statements of Cash Flows

| *Years Ended December 31,* | | **2001** | | 2000 |
|---|---|---|---|---|
| **Cash flows from operating activities** | | | | |
| Net loss | **$** | **(6,425)** | $ | (5,801) |
| **Adjustments to reconcile net loss to net cash used by operating activities** | | | | |
| Increase in prepaid expenses | | **(20)** | | - |
| **Net cash used by operating activities** | | **(6,445)** | | (5,801) |
| **Cash flows from financing activities** | | | | |
| Capital contributions | | **6,350** | | 6,800 |
| **Net increase in cash** | | **(95)** | | 999 |
| **Cash, beginning of year** | | **13,799** | | 12,800 |
| **Cash, end of year** | | **13,704** | $ | 13,799 |

| **Supplemental cash flow information** | | | | |
|---|---|---|---|---|
| Actual cash payments for: | | | | |
| State income taxes | **$** | **100** | $ | 100 |

The accompanying Notes to Financial Statements are an integral part of these financial statements.

**1. Organization and significant accounting policies**

**Organization:** RAE Securities, Inc., was incorporated on April 22, 1992, pursuant to the laws of the State of Delaware. The Company is a registered broker-dealer and member firm of the National Association of Securities Dealers (NASD), the Securities Investor Protection Program (SIPC) and the Municipal Securities Rulemaking Board (MSRB).

**Estimates:** The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Income taxes:** The Company files its income tax returns on the cash basis of accounting, whereby revenue is recognized when received and expenses are recognized when paid. Certain transactions will affect different periods for financial statement and income tax reporting purposes.

The Company has elected to be treated as an S Corporation and therefore, does not pay Federal corporate income taxes on its taxable income since the tax attributes of the Company are reported on the stockholder's tax return, except for income earned in the District of Columbia. The District of Columbia does not recognize the S Corporation filing status. Accordingly, a provision for income taxes payable to the District of Columbia is included in the financial statements. No provision for federal income taxes has been provided in the accompanying financial statements.

**2. Net capital requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 and 2000, the Company had net capital of $13,604 and $13,699, respectively, which was $8,604 and $8,699 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .007 to 1 at December 31, 2001 and 2000.

**3. Reserve requirements**

The Company is exempt from provisions of the Securities and Exchange Commission Reserve Requirement Rule 15c3-3 under clause (k)(2)(i), in that the Company does not maintain a special account for the exclusive benefit of its customers. In addition, the Company carries no margin accounts and does not otherwise hold funds or securities for or owe money or securities to customers.

## Computation of Net Capital Under Rule 15c3-1 of The Securities and Exchange Commission

| *Year Ended December 31, 2001* | | | | |
|---|---|---|---|---|
| **Net Capital** | | | | |
| Total stockholder's equity | | | $ | 14,139 |
| Deduct stockholders' equity not allowable for net capital | | | | - |
| Total stockholders' equity qualified for net capital | | | | 14,139 |
| Add: | | | | |
| Subordinated borrowings allowable in computation of net capital | | | | - |
| Other (deductions) or allowable credits-deferred income taxes payable | | | | - |
| Total capital and allowable subordinated borrowings | | | | 14,139 |
| Deductions and/or charges: | | | | |
| Nonallowable assets: | | | | |
| Securities not readably marketable | $ | - | | |
| Exchange memberships | | - | | |
| Furniture, equipment, and leasehold improvements, net | | - | | |
| Other assets | | 535 | | |
| | | 535 | | |
| Additional charges for customers' and noncustomers' security accounts | | - | | |
| Additional charges for customers' and noncustomers' commodity accounts | | - | | |
| Aged fails-to-deliver | | - | | |
| Aged short security differences | | - | | |
| Secured demand note deficiency | | - | | |
| Commodity futures contracts and spot commodities/proprietary capital charges | | - | | |
| Other deduction and/or charges | | - | | 535 |
| Net capital before haircuts on securities positions (tentative net capital) | | | | 13,604 |
| Haircuts on securities | | | | |
| Contractual securities commitments | | - | | |
| Securities collateralizing secured demand notes | | - | | |
| Trading and investment securities | | - | | |
| Bankers' acceptances, certificates of deposit, and commercial paper | | - | | |
| U.S. and Canadian government obligations | | - | | |
| State and municipal government obligations | | - | | |
| Corporate obligations | | - | | |
| Stocks and warrants | | - | | |
| Options | | - | | |
| Undue concentrations | | - | | - |
| **Net capital** | | | $ | 13,604 |

There are no material differences in the computation of net capital between this audited report and the unaudited FOCUS Report at December 31, 2001 (part IA - form X-17A-5).

See Independent Auditor's Report.

## Computation of Net Capital Under Rule 15c3-1 of The Securities and Exchange Commission (Continued)

| *Year Ended December 31, 2001* | | |
|---|---|---|
| **Aggregate indebtedness** | | |
| Items included in statement of financial condition: | | |
| Short-term bank loans | $ | - |
| Drafts payable | | - |
| Payable to brokers and dealers | | - |
| Payable to clearing broker | | - |
| Payable to customers | | - |
| Other accounts payable and accrued expenses | | 100 |
| Items not included in statement of financial condition: | | |
| Market value of securities borrowed for which no equivalent value is paid or credited | | - |
| Other unrecorded amounts | | - |
| **Total aggregate indebtedness** | $ | 100 |
| Computation of basic net capital requirement | | |
| Minimum net capital required: | | |
| Company | $ | 5,000 |
| Broker-dealer subsidiary | | - |
| **Total** | $ | 5,000 |
| Excess net capital at 1,500 percent | $ | 8,604 |
| Excess net capital at 1,000 percent | $ | 13,594 |
| Ratio: Aggregate indebtedness to net capital | | .007 to 1 |

There are no material differences in the computation of net capital between this audited report and the unaudited FOCUS Report at December 31, 2001 (part IA - form X-17A-5).

See Independent Auditor's Report.

**Independent Auditor's Report on Internal Control**

Board of Directors
**RAE Securities, Inc.**
Washington, DC

In planning and performing our audit of the financial statements and supplemental schedules of **RAE Securities, Inc.**, as of and for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

**Independent Auditor's Report on Internal Control (Continued)**

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Aronson & Company

Rockville, Maryland
January 28, 2002